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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                              to

Commission file number 0-23181

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN
(Full title of Plan)

PAULA FINANCIAL
300 North Lake Avenue, Suite 300
Pasadena, CA 91101
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedules and Exhibit

Item

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits as of December 31, 2001

Statement of Net Assets Available for Plan Benefits as of December 31, 2000

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001

Notes to Financial Statements

Schedule G Part I—Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible—December 31, 2001

Schedule H Item 4i—Schedule of Assets Held for Investment Purposes at End of Year—December 31, 2001

Signatures

Exhibit 23—Consent of Independent Auditor

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Schedule
Schedule G Part 1 Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible—December 31, 2001	1
Schedule H Item 4i—Schedule of Assets Held for Investment Purposes At End of Year—December 31, 2001	2

        All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
The PAULA Financial And Subsidiaries
401 (K) Retirement Savings Plan

        I have audited the accompanying statements of net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these statements based on my audits.

        I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audits provide a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets for plan benefits for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

        My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) loans or fixed income obligations loans or fixed income obligations are presented for the purpose of additional analysis and are not part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PETER T. MANAHAN
Certified Public Accountant

Covina, California
June 14, 2002

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 2001

	Fund 1	Fund 2	Fund 3	Fund 4	Fund 5	Fund 6	Fund 7	Fund 8
Assets
Investments:
Group annuity contracts,
At contract value	$5,000,864	—	—	—	—	—	—	—
Pooled separate accounts,
At fair value	—	649,741	358,509	890,564	322,531	1,115,056	114,256	116,013
Loans to participants	—	—	—	—	—	—	—	—

	5,000,864	649,741	358,509	890,564	322,531	1,115,056	114,256	116,013
Receivables:
Employer's contribution	4,912	883	182	1,083	291	947	193	189
Participants' contributions	11,027	2,416	549	2,835	695	1,365	543	500
Accrued interest	8,582	—	—	—	—	—	—	—

	24,521	3,299	731	3,918	986	2,312	736	689

Total assets	5,025,385	653,040	359,240	894,482	323,517	1,117,368	114,992	116,702
Liabilities	—	—	—	—	—	—	—	—

Net assets available for Plan benefits	5,025,385	653,040	359,240	894,482	323,517	1,117,368	114,992	116,702

-Continued-

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits (Continued)
December 31, 2001

	Fund 9	Fund 10	Fund 11	Fund 12	Fund 13	Fund 14	Total
Assets
Investments:
Group annuity contracts,
At contract value	—	—	—	—	—	—	5,000,864
Pooled separate accounts,
At fair value	660,503	661,257	107	110	5,939	—	4,894,586
Loans to participants	—	—	—	—	—	896,774	896,774

	660,503	661,257	107	110	5,939	896,774	10,792,224
Receivables:
Employer's contribution	476	848	7	7	84	0	10,102
Participants' contributions	1,907	2,991	23	23	168	0	25,042
Accrued interest	—	—	—	—	—	—	8,582

	2,383	3,839	30	30	252	0	43,726

Total assets	662,886	665,096	137	140	6,191	896,774	10,835,950
Liabilities	—	—	—	—	—	—	—

Net assets available for Plan benefits	662,886	665,096	137	140	6,191	896,774	10,835,950

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 2000

	Fund 1	Fund 2	Fund 3	Fund 4	Fund 5	Fund 6	Fund 7	Fund 8
Assets
Investments:
Group annuity contracts,
At contract value	$4,097,035	—	—	—	—	—	—	—
Pooled separate accounts,
At fair value	—	791,678	352,487	1,209,854	550,141	1,332,386	111,273	133,611
Loans to participants	—	—	—	—	—	—	—	—

	4,097,035	791,678	352,487	1,209,854	550,141	1,332,386	111,273	133,611
Receivables:
Employer's contribution	81	32	10	41	17	19	3	6
Participants' contributions	149	60	26	90	32	23	7	13
Accrued interest	8,882	—	—	—	—	—	—	—

	9,112	92	36	131	49	42	10	19

Total assets	4,106,147	791,770	352,523	1,209,985	550,190	1,332,428	111,283	133,630
Liabilities	—	—	—	—	—	—	—	—

Net assets available for Plan benefits	$4,106,147	791,770	352,523	1,209,985	550,190	1,332,428	111,283	133,630

-Continued-

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits (Continued)
December 31, 2000

	Fund 9	Fund 10	Fund 11	Fund 12	Fund 13	Fund 14	Total
Assets
Investments:
Group annuity contracts,
At contract value	—	—	—	—	—	—	4,097,035
Pooled separate accounts,
At fair value	520,683	1,103,097			—	—	6,105,210
Loans to participants	—	—	—	—	—	1,015,458	1,015,458

	520,683	1,103,097	—	—	—	1,015,458	11,217,703
Receivables:
Employer's contribution	21	38	—	—	—	—	268
Participants' contributions	46	93	—	—	—	—	539
Accrued interest	—	—	—	—	—	—	8,882

	67	131	—	—	—	—	9,689

Total assets	520,750	1,103,228	—	—	—	1,015,458	11,227,392
Liabilities	—	—	—	—	—	—	—

Net assets available for Plan benefits	520,750	1,103,228	—	—	—	1,015,458	11,227,392

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2001

	Fund 1	Fund 2	Fund 3	Fund 4	Fund 5	Fund 6	Fund 7	Fund 8
Contributions:
Participants	$257,455	73,337	30,909	99,641	36,123	37,012	20,061	12,513
Employer	98,653	28,816	8,839	36,368	14,281	20,390	7,787	4,386
Rollover	—	94	—	7,207	62	302	156	—

	356,108	102,247	39,748	143,216	50,466	57,704	28,004	16,899
Investment income:
Interest and dividends	243,539	—	—	—	—	—	—	—
Net appreciation (depreciation) in fair value of pooled separate accounts	—	(113,654)	(9,389)	(187,937)	(141,239)	(271,774)	(11,078)	(8,238)

	243,539	(113,654)	(9,389)	(187,937)	(141,239)	(271,774)	(11,078)	(8,238)
Participant loan activity:
Repayment	158,770	19,860	7,007	34,209	14,225	7,984	2,439	1,834
Issuance	(199,025)	(15,127)	(3,797)	(27,153)	(25,878)	(17,762)	(16,413)	(4,901)

	(40,255)	4,733	3,210	7,056	(11,653)	(9,778)	(13,974)	(3,067)
Benefits and expenses:
Benefits	(254,770)	(35,279)	(18,170)	(62,077)	(13,262)	(18,693)	(4,709)	(4,392)
Administrative expenses	(3,981)	(180)	(29)	(315)	(147)	(6,601)	(41)	(98)
Net transfer in (out)	618,597	(96,597)	(8,653)	(215,446)	(110,838)	34,082	5,507	(18,032)

	359,846	(132,056)	(26,852)	(277,838)	(124,247)	8,788	757	(22,522)

Net increase (decrease) in net assets available for Plan benefits	919,238	(138,730)	6,717	(315,503)	(226,673)	(215,060)	3,709	(16,928)
Net assets available for Plan Benefits:
Beginning of year	4,106,147	791,770	352,523	1,209,985	550,190	1,332,428	111,283	133,630

End of year	5,025,385	653,040	359,240	894,482	323,517	1,117,368	114,992	116,702

-Continued-

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits (Continued)
Year Ended December 31, 2001

	Fund 9	Fund 10	Fund 11	Fund 12	Fund 13	Fund 14	Total
Contributions:
Participants	56,668	102,631	81	81	792	—	727,304
Employer	19,753	30,887	24	25	396	—	270,605
Rollover	7,208	—	—	—	—	—	15,029

	83,629	133,518	105	106	1,188	—	1,012,938
Investment income:
Interest and dividends	—	—	—	—	—	71,614	315,153
Net appreciation (depreciation) in fair value of pooled separate accounts	(48,413)	(257,220)	1	4	(32)	—	(1,048,969)

	(48,413)	(257,220)	1	4	(32)	71,614	(733,816)
Participant loan activity:
Repayment	8,437	26,410	25	25	439	(281,664)	—
Issuance	(8,569)	(19,903)	—	—	—	338,528	—

	(132)	6,507	25	25	439	56,864	—
Benefits and expenses:
Benefits	(19,491)	(51,344)	—	—	—	(176,632)	(658,819)
Administrative expenses	(183)	(170)	—	—	—	—	(11,745)
Net transfer in (out)	126,726	(269,423)	6	5	4,596	(70,530)	—

	107,052	(320,937)	6	5	4,596	(247,162)	(670,564)

Net increase (decrease) in net assets available for Plan benefits	142,136	(438,132)	137	140	6,191	(118,684)	(391,442)
Net assets available for Plan Benefits:
Beginning of year	520,750	1,103,228	—	—	—	1,015,458	11,227,392

End of year	662,886	665,096	137	140	6,191	896,774	10,835,950

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2001

(1)    Plan Description

        The PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Sections 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company). The Plan offers tax deferral, payroll deduction and several options for investing. Plan participants should refer to the Plan agreement for more complete information.

  Eligibility

        The Plan covers all regular, full-time, salaried employees of the Company provided they have attained age 21. Employees can begin contributions on the first day of the calendar quarter following date of hire. Company matching begins after they have completed one year of eligible service.

  Contributions

        Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code. This limitation amount is adjusted annually for inflation and is $10,500 for 2001. Participants may suspend contributions or change their account balances among investment options at any time. Participants can only resume previously suspended contributions at the beginning of each fiscal quarter. The Company provides a matching contribution of $0.50 per $1.00 contributed up to the first six percent of compensation contributed.

        With the Plan administrator's approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

        Participants in the Plan are able to invest their deferred compensation, Company matching contributions and rollover funds in various fund alternatives. In 2001 certain fund options were added. The following identifies the funds:

    Fund  1—CIGNA Guaranteed Income Fund
    Fund  2—Fidelity Advisor Growth Opportunities Fund
    Fund  3—Balanced I/Wellington Mgmt (formerly Chtr Balanced Fund 1—Invesco)
    Fund  4—American Century Ultra Account (formerly American Century Twentieth Century Ultra Fund)
    Fund  5—Credit Suisse Emerging Growth (formerly Warburg Pincus Advisor Emerging Growth Fund)
    Fund  6—PAULA Financial Common Stock
    Fund  7—CIGNA Lifetime 20
    Fund  8—CIGNA Lifetime 40
    Fund  9—S&P 500 Index (formerly CIGNA Stock Market Index)
    Fund 10—Janus Worldwide
    Fund 11—Large Cap Value/Wellington Mgmt (new in 2001)
    Fund 12—Mid Cap Value/Wellington Mgmt (new in 2001)
    Fund 13—Core Bond Fund (new in 2001)

        Fund 14 holds the participant loans.

  Vesting

        Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

  Benefits

        Upon retirement, attaining age 59 1/2, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

  Participant Account Balances

        Separate accounts are maintained for each participant's tax-deferred contributions, Company matching contribution balances and rollover funds. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance in a given fund bears to the total of all account balances in the fund.

  Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)    Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

  Investments

        Investments are stated at fair value as reported by Connecticut General Life Insurance Company (CIGNA), the carrier of Plan investments. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought and sold, as well as held, during the year.

  Administrative Expenses

        Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants' account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company. Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company.

(3)    Trust Fund

        CG Trust Company (an affiliate of CIGNA) has been retained by the Plan as the trustee for the Plan's trust fund. The trustee is authorized to act on the directive of the Plan Committee which consists of seven employees of the Company. CIGNA is the carrier for the Plan's investments.

        The trust fund consists of four types of assets: group annuity contracts, pooled separate accounts, loans to participants and cash. Investments in the above types of assets are made at the direction of the Plan participants.

(4)    Federal Income Taxes

        The Plan has received a letter of determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(5)    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

Schedule 1

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Schedule G Part 1—Schedule of Loans or Fixed Income Obligations in Default or Classified As Uncollectible
December 31, 2001

EIN: 95-4640368
Plan 002

		Amount received during reporting year
Unpaid balance at end of year	Detailed description of loan including dates of making
And maturity, interest rate, the type and value of
Collateral, any renegotiation of the loan and terms of
the renegotiation, and other material items

Identity and address of obligor	Original amount of loan					Amount Principal	Overdue Interest
		Principal	Interest
George Palmer 2928 Weald Way #1423 Sacramento, CA 95833	$17,500	—	—	$11,850	Promissory note dated 6/30/94 payable in 60 monthly installments of $352.86 including interest at 7.75%. Note is secured by participant's vested account which was $55,459 at 12/31/00. 4/30/96 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately. The trustee issued a 1996 Form 1099-R.	$11,850	$5,204
Arthur Castrillo 516 Arroyo Avenue Arroyo Grande, CA 93420	$9,000	—	—	$4,915	Promissory note dated 4/09/99 payable in 120 semi-monthly Installments of $92.73 including interest at 8.75%. Note is secured by participant's vested account which was $18,127 at 12/31/01. 10/15/01 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$4,915	$90
Juan Donez 6412 Easter Lily Ct Bakersfield, CA 93313	$7,200	—	—	$5,948	Promissory note dated 9/01/00 payable in 120 semi-monthly Installments of $74.19 including interest at 8.75%. Note is secured by participant's vested account which was $14,549 at 12/31/01. 9/30/01 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$5,948	$130

Juan Donez 6412 Easter Lily Ct Bakersfield, CA 93313	$5,175	—	—	$4,600	Promissory note dated 5/03/01 payable in 72 semi-monthly Installments of $81.86 including interest at 8.75%. Note is secured by participant's vested account which was $14,549 at 12/31/01. 9/30/01 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$4,600	$101
Horacio Lozano 78650 Avenue 42 Apt #1903 Bermuda Dunes, CA 92201	$2,000	—	—	$1,372	Promissory note dated 2/27/01 payable in 48 semi-monthly Installments of $45.50 including interest at 8.75%. Note is secured by participant's vested account which was $5,409 at 12/31/01. 10/15/01 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$1,372	$25

Schedule 2

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Schedule H Item 4i—Schedule of Assets Held for Investment Purposes At End of Year
December 31, 2001

EIN: 95-4640368
Plan 002

Identity of issue, Borrower, lessor Or similar party	Description	Current Value
	Group Annuity Contracts
Connecticut General Life Insurance Co. (CIGNA)	General Asset Fund Guaranteed Income Fund—Contribution period 7/1/95 to 12/31/01, annual effective interest rate for 2001 is 5.35%	$5,000,864

	Total General Asset Fund	5,000,864

	Pooled Separate Accounts
	Fidelity Advisor Growth Opportunities Fund	649,741
	Invesco Total Return Fund	358,509
	American Century Twentieth Century Ultra Fund	890,564
	Warburg Pincus Advisor Emerging Growth Fund	322,531
Nat'l Financial Services	PAULA Financial Common Stock	1,115,056
	CIGNA Lifetime 20	114,256
	CIGNA Lifetime 40	116,013
	CIGNA Stock Market Index	660,503
	Janus Worldwide	661,257
	Large Cap Value/Wellington Mgmt	107
	Mid Cap Value/Wellington Mgmt	110
	Core Bond Fund	5,939

	Total Pooled Separate Accounts	4,894,586

	Participant Loans
	103 Notes receivable from participants, secured by participants' vested interests in Plan, interest rates at December 31, 2001 range from 5.5% to 9.5%, principal and interest due through May 2017	896,774

	Total investments	$10,792,224

See accompanying independent auditor's report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2002	PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
	By:	/s/ DEBORAH S. MADDOCKS Vice President—Finance

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PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Index to Financial Statements and Supplemental Schedules
INDEPENDENT AUDITOR'S REPORT
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Statement of Net Assets Available for Plan Benefits December 31, 2001
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Statement of Net Assets Available for Plan Benefits (Continued) December 31, 2001
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Statement of Net Assets Available for Plan Benefits December 31, 2000
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Statement of Net Assets Available for Plan Benefits (Continued) December 31, 2000
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Statement of Changes in Net Assets Available for Plan Benefits Year Ended December 31, 2001
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Statement of Changes in Net Assets Available for Plan Benefits (Continued) Year Ended December 31, 2001
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2001
Schedule 1 PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Schedule 2 PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN Schedule H Item 4i—Schedule of Assets Held for Investment Purposes At End of Year December 31, 2001
SIGNATURES